UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

dELiA*s, INC.

(Exact name of the registrant as specified in its charter)

Delaware	000-51648	20-3397172
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

50 West 23rd Street, New York, New York 10010
(Address of principal executive offices)	(Zip code)

Ryan A. Schreiber, Esq. (212) 590-6204

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

1.	Introduction

dELiA*s, Inc. is an omni-channel retail company with a lifestyle brand marketing and catering to teenage girls.

dELiA*s, Inc. contracts to manufacture products that may contain gold, tantalum, tin or tungsten (3TG), such as costume jewelry or hardware components of apparel. As these materials are necessary to dELiA*s, Inc.’s products, dELiA*s, Inc. is dedicated to tracing the origin of these metals to ensure its sourcing practices do not support conflict or human rights abuses in the Democratic Republic of Congo (DRC) and surrounding area.

2.	Conflict Minerals Disclosures

In accordance with the execution of this policy, dELiA*s, Inc. has concluded in good faith that during 2013:

a)	dELiA*s, Inc. contracted to manufacture products for which “conflict minerals” (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act) are necessary to the functionality or production.

b)	Based on a “reasonable country of origin inquiry” (RCOI) and subsequent due diligence, dELiA*s, Inc. does not have concrete findings on whether its sourcing practices directly or indirectly funded armed groups in the Covered Countries. As a result, dELiA*s, Inc.’s products are DRC Conflict Undeterminable.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), dELiA*s, Inc. has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report and both reports are posted to the dELiA*s, Inc. internet site at www.deliasinc.com.

3.	Reasonable Country of Origin Inquiry Description

To implement the RCOI, dELiA*s, Inc.’s Tier 1 suppliers were engaged to collect information regarding the presence and sourcing of gold, tantalum, tin or tungsten (3TG) used in the products supplied to dELiA*s, Inc. Information was collected and stored using an online platform provided by a third party vendor, Source Intelligence.

Supplier engagement followed these steps:

•	An introduction email was sent to Tier 1 suppliers describing the compliance requirements and requesting conflict minerals information; and

•	Following the initial introductions to the program and information request, at least 3 reminder emails were sent to each non-responsive supplier requesting survey completion.

An escalation process was initiated with dELiA*s, Inc. for suppliers who continued to be non-responsive after the above contacts were made. The program utilized the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) Conflict Minerals Due Diligence Template (EICC-GeSI Template) for data collection.

4.	RCOI Results

A total of 68 suppliers were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process. The survey response rate among these suppliers was 81%. Of these responding suppliers, 4% responded yes as to having one or more of the regulated metals (3TG) as necessary to the functionality or production of the products they supply to dELiA*s, Inc.

5.	Due Diligence

dELiA*s, Inc. Conflict Minerals Report appears as Exhibit 1.02 to this Form SD. See also Items 3 and 4 under Section 1, Item 1.01 above.

Item 1.02. Exhibit

dELiA*s, Inc. Conflict Minerals Report appears as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description

1.02	Conflict Minerals Report of dELiA*s, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

dELiA*s, Inc.
(Registrant)

Date: June 2, 2014	By:	/s/ David J. Dick
David J. Dick, Senior Vice President,
Chief Financial Officer and Treasurer